FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 08, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

8 August 2012

Date of implementation of the Dutch Scheme

Further to the announcement made on 20 July 2012 in relation to the expected implementation date for the Dutch Scheme, RBS1 announces that on 8 August 2012 the Court of Session in Scotland made an order fixing 00.01 hrs (British Summer Time) on 10 September 2012 as the time and date on which the consequences of the Merger are to have effect2.

The Merger is the final stage in the Dutch Scheme, which involves the transfer of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. (including the transfer of certain securities issued by RBS N.V.) to RBS plc.

For Further Information Contact:

RBS Group Investor Relations Greg Case, Debt Investor Relations +44 207 672 1759	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

1
This announcement is made by The Royal Bank of Scotland Group plc ("RBSG"), The Royal Bank of Scotland plc ("RBS plc"), RBS Holdings N.V. (formerly  known as ABN AMRO Holding N.V.) The Royal Bank of Scotland N.V. (formerly  known as ABN AMRO Bank N.V.) ("RBS N.V.") and RBS II B.V.

The Dutch Scheme refers to the transfer of a substantial part of the business conducted by RBS N.V. in the Netherlands as well as in certain EMEA branches of RBS N.V. (including the transfer of certain securities issued by RBS N.V.) by way of a Dutch statutory demerger to RBS II B.V. (the "Demerger") followed by a cross-border merger of RBS II B.V. into RBS plc (the "Merger").

2
Consequently, it is expected that the Demerger will be implemented shortly prior to the Merger and will come into effect at 00:00 hrs (Central European Summer Time) on 10 September 2012.

 In the event that the consequences of the Merger cannot have effect at 00.01 hrs (British Summer Time) on 10 September 2012, the Court of Session (the "Court") has given leave to RBS plc and RBS II B.V. to apply to the Court to fix a new time and date on which the consequences of the Merger are to have effect.

The detailed proposals for the Demerger and the Merger are available for inspection at Companies House in the UK and the Dutch Trade Register and can be viewed at http://www.investors.rbs.com/RBS_NV.
Copies of the orders made by the Court in respect of the Dutch Scheme are available on application to Dundas & Wilson CS LLP, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom.

The Deed of Irrevocable Offer (as described in the announcement made on 26 March 2012 in relation to the Dutch Scheme and which has been executed by RBS plc) and the undertakings given by RBS plc to the Court in connection with that Deed and the Merger can be viewed at http://www.investors.rbs.com/RBS_NV.

Disclaimer

No person should place any reliance on the information referred to in this announcement concerning the proposed Dutch Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, the eventual manner in which RBS plc may become the issuer of any securities issued by RBS N.V., the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Dutch Scheme as set out above or to the plans for the guarantees granted by RBS N.V. in relation to securities issued by entities other than RBS N.V.) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Dutch Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV (for securities issued prior to 23 March 2012) or the issue and/or offer documents (including term sheets) (for securities issued from on or around 23 March 2012) for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Dutch Scheme (such information being up-to-date as at the date there indicated and subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Dutch Scheme). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Dutch Scheme, please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this document includes forward-looking statements relating, but not limited, to the Dutch Scheme. Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements". Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. or RBS II B.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this document. None of RBSG, RBS plc, RBS Holdings N.V., RBS N.V. nor RBS II B.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary